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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14044

February 11, 2004

UNITED BISCUITS FINANCE PLC
(Translation of Registrant's name into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, U.K.
(Address of principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXPLANATORY NOTE

            United Biscuits Finance plc is hereby furnishing updated Unaudited Condensed Consolidated Financial Statements for the 40-week period ended October 4, 2003 which reflect the changes included in the Form 6-K information release previously furnished to the SEC on February 6, 2004, and described under the heading "Results of Operations."

EXHIBIT LIST

Exhibit	Description

99.1	Updated Unaudited Condensed Consolidated Financial Statements for United Biscuits Finance plc for the 40-week period ended October 4, 2003.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2004
UNITED BISCUITS FINANCE PLC (Registrant)
	By:	/s/ Malcolm Ritchie
Name: Malcolm Ritchie
Title: Chief Financial Officer

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EXPLANATORY NOTE